SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2007

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: April 2, 2007	By:	Signed:	Donald F. Barnhardt

		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Release: Immediate, March 30, 2007
CANADIAN PACIFIC ANNOUNCES UPDATE IN CONCILIATION DISCUSSIONS
CALGARY — Canadian Pacific (TSX/NYSE: CP) announced that conciliation discussions between CP and the union representing maintenance of way employees in Canada ended today without an agreement. No further discussions are currently scheduled with the union on this matter. This employee group does not operate trains; they maintain track and structures.
CP has prepared a strike contingency plan to maintain operations across Canada and will implement it when and if necessary. An adequate number of management employees has been trained to continue track maintenance work during a strike. CP will continue to focus on safe operations.

Contacts:
Media	Investment Community
Mark Seland	Janet Weiss, Assistant Vice-President Investor Relations
Tel.: (403) 319-3566	Tel.: (403) 319-3591
Cell: (403)540-7178	e-mail: investor@cpr.ca
mark_seland@cpr.ca